Exhibit 99.1

Genmab Announces Financial Results for the First Quarter of 2021

May 5, 2021; Copenhagen, Denmark;

Genmab Interim Report for the First Quarter Ended March 31, 2021

Highlights

●	Genmab and Seagen Inc. submitted tisotumab vedotin Biologics License Application (BLA) to the U.S. FDA for patients with recurrent or metastatic cervical cancer
●	First patient dosed in Phase 3 epcoritamab study triggers USD 40 million milestone in collaboration with AbbVie Inc.
●	DARZALEX® net sales increased 46% compared to the first quarter of 2020 to USD 1,365 million, resulting in royalty income of DKK 984 million
●	Janssen Biotech, Inc. granted U.S. FDA approval for DARZALEX FASPRO® (daratumumab and hyaluronidase-fihj) for patients with newly diagnosed light-chain (AL) amyloidosis
●	Novartis received a positive CHMP opinion, followed by approval in Europe, for Kesimpta® (ofatumumab) in the treatment of relapsing forms of multiple sclerosis in adults with active disease defined by clinical or imaging features
●	Tahamtan Ahmadi appointed Executive Vice President and Chief Medical Officer, Head of Experimental Medicines

“In 2020, Genmab reached an inflection point in our evolution into a fully integrated biotech innovation powerhouse. This momentum has continued into the first quarter of 2021, with the BLA submission for tisotumab vedotin, our product in development with Seagen. If approved by the U.S. FDA, we believe that tisotumab vedotin as monotherapy has the potential to become an important treatment option for women with recurrent or metastatic cervical cancer, who have disease progression on or after chemotherapy,” said Jan van de Winkel, Ph.D., Chief Executive Officer of Genmab.

Financial Performance First Quarter of 2021

●	Revenue was DKK 1,581 million in the first quarter of 2021 compared to DKK 892 million in the first quarter of 2020. The increase of DKK 689 million, or 77%, was primarily driven by higher DARZALEX royalties and milestones related to epcoritamab and DARZALEX FASPRO.
●	Net sales of DARZALEX by Janssen Biotech Inc. (Janssen) were USD 1,365 million in the first quarter of 2021 compared to USD 937 million in the first quarter of 2020, an increase of USD 428 million, or 46%.
●	Operating expenses were DKK 1,049 million in the first quarter of 2021 compared to DKK 821 million in the first quarter of 2020. The increase of DKK 228 million, or 28%, was driven by the continued advancement of multiple pipeline projects, and the increase in new employees to support the expansion of our product pipeline and building our commercialization capabilities and infrastructure.
●	Operating result was DKK 532 million in the first quarter of 2021 compared to DKK 71 million in the first quarter of 2020. The increase of DKK 461 million was driven by higher revenue, which was partly offset by increased operating expenses.

Outlook

Genmab is maintaining its 2021 financial guidance published on February 23, 2021.

Conference Call

Genmab will hold a conference call in English to discuss the results for the first quarter of 2021 today, Wednesday, May 5, at 6:00 pm CEST, 5:00 pm BST or 12:00 pm EDT. To join the call dial

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Genmab Announces Financial Results for the First Quarter of 2021

+1 631 913 1422 (U.S. participants) or +44 3333 000804 (international participants) and provide conference code 29164332.

A live and archived webcast of the call and relevant slides will be available at www.genmab.com/investors.

Contact:

Marisol Peron, Senior Vice President, Global Investor Relations and Communications

T: +1 609 524 0065; E: mmp@genmab.com

For Investor Relations:

Andrew Carlsen, Vice President, Head of Investor Relations

T: +45 3377 9558; E: acn@genmab.com

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CONTENTS

MANAGEMENT’S REVIEW

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CONSOLIDATED KEY FIGURES

	1st Quarter of	1st Quarter of	Full Year
	2021	2020	2020
(DKK million)
Income Statement
Revenue	1,581	892	10,111
Research and development expenses	(848)	(715)	(3,137)
General and administrative expenses	(201)	(106)	(661)
Operating expenses	(1,049)	(821)	(3,798)
Operating result	532	71	6,313
Net financial items	892	283	(409)
Net result	1,096	269	4,758

Balance Sheet
Cash position*	18,083	12,960	16,079
Total non-current assets	2,273	1,213	2,352
Total assets	22,210	15,303	21,143
Shareholders' equity	20,095	14,398	19,121
Share capital	66	65	66

Cash Flow Statement
Cash flow from operating activities	1,185	1,914	6,433
Cash flow from investing activities	(579)	9	(2,351)
Cash flow from financing activities	(220)	15	71
Cash and cash equivalents	7,892	5,543	7,260
Cash position increase/(decrease)	2,004	1,989	5,108
Investment in tangible assets	(28)	(58)	(307)

Financial Ratios
Basic net result per share	16.76	4.13	73.00
Diluted net result per share	16.61	4.09	72.21
Period-end share market price	2,087.00	1,377.00	2,463.00
Price / book value	6.85	6.22	8.50
Shareholders' equity per share	304.47	221.51	289.71
Equity ratio	90%	94%	90%
Average number of employees (FTE**)	842	569	656
Number of employees at the end of the period	871	579	781

* Cash, cash equivalents, and marketable securities.

** Full-time equivalent

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OUTLOOK

2021
(DKK million)	Guidance
Revenue	6,800 - 7,500
Operating expenses	(5,500) - (5,800)
Operating result	1,000 - 2,000

Genmab is maintaining its 2021 financial guidance published on February 23, 2021.

Revenue

We expect our 2021 revenue to be in the range of DKK 6,800–7,500 million, compared to DKK 10,111 million in 2020. Our revenue in 2020 was significantly impacted by the AbbVie Inc. (AbbVie) collaboration and included DKK 4,398 million related to the portion of the upfront payment that was allocated to the license grants and recognized as revenue in 2020.

Our projected revenue for 2021 primarily consists of DARZALEX royalties of DKK 4,900–5,300 million. Such royalties are based on estimated DARZALEX 2021 net sales of USD 5.2–5.6 billion compared to actual net sales in 2020 of USD 4.2 billion. Since the second quarter of 2020, Janssen has reduced its royalty payments to Genmab by what it claims to be Genmab’s share of Janssen’s royalty payments to Halozyme in connection with subcutaneous sales. Given the ongoing arbitration, Genmab has reflected this as a reduction to estimated 2021 revenue. The remainder of our revenue consists of royalties from TEPEZZA® and Kesimpta, reimbursement revenue, milestones for epcoritamab and daratumumab, and other milestones.

Operating Expenses

We anticipate our 2021 operating expenses to be in the range of DKK 5,500–5,800 million, compared to DKK 3,798 million in 2020. The increase is driven by the advancement of our clinical programs, continued investment in research and development, as well as building our commercial organization and infrastructure.

Operating Result

We expect our operating result to be in the range of DKK 1,000–2,000 million in 2021, compared to DKK 6,313 million in 2020.

Outlook: Risks and Assumptions

In addition to factors already mentioned, the estimates above are subject to change due to numerous reasons, including but not limited to the achievement of certain milestones associated with our collaboration agreements; our ongoing binding arbitration of two matters under our license agreement with Janssen relating to daratumumab; the timing and variation of development activities (including activities carried out by our collaboration partners) and related income and costs; DARZALEX, Kesimpta and TEPEZZA net sales and royalties paid to Genmab; and currency exchange rates (the 2021 guidance assumes a USD/DKK exchange rate of 6.0). In December 2020, Horizon Therapeutics announced that there was a supply disruption related to the production of TEPEZZA due to U.S. government-mandated COVID-19 vaccine production requirements. Subsequently, in March 2021, Horizon Therapeutics announced its plans to resupply the market beginning in April 2021. The financial guidance assumes that no significant new agreements are entered into during the remainder of 2021 that could materially affect the results. Refer to the section “Significant Risks and Uncertainties” in this interim report. Additionally, the COVID-19 pandemic could potentially have a material adverse impact on our business and financial performance, including our clinical trials, projected regulatory approval timelines, supply chain and

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revenues, and cause our actual results to differ materially from our 2021 Guidance and Key 2021 Priorities in this interim report.

The global outbreak of COVID-19 may have long-term impacts on the development, regulatory approval and commercialization of our product candidates and on net sales of approved products created by Genmab and developed and marketed by our collaboration partners. The longer the pandemic continues, the more severe the impacts described below will be on our business. The extent, length and consequences of the pandemic are uncertain and impossible to predict. Genmab has established a COVID-19 response team, led by the CEO, that closely monitors the evolving situation, develops and implements precautionary measures to help limit the impact of COVID-19 at our workplace and on our communities, and ensures business continuity. Genmab is also actively monitoring the potential impact on our Key 2021 Priorities and assessing the situation on an ongoing basis in close contact with clinical trial sites, physicians and contract research organizations (CROs) to evaluate the impact and challenges posed by the COVID-19 situation and manage them accordingly. The full extent and nature of the impact of the COVID-19 pandemic and related containment measures on our business and financial performance is uncertain as the situation continues to evolve. The factors discussed above, as well as other factors which are currently unforeseeable, may result in further and other unforeseen material adverse impacts on our business and financial performance, including on the net sales of DARZALEX, Kesimpta and TEPEZZA, by our partners and on our royalty and milestone revenue therefrom.

KEY 2021 PRIORITIES

Priority	✔	Targeted Milestones
Bring our own medicines to patients		●	Tisotumab vedotin[1] – U.S. FDA decision on BLA and progress to market
		*	Tisotumab vedotin – JNDA submission in cervical cancer
		●	Epcoritamab[2] – acceleration and maximization of development program by advancing expansion cohorts and initiating additional Phase 3 trials
Build world-class differentiated product		●	DuoBody-PD-L1x4-1BB3 – expansion cohort data
		●	DuoBody-CD40x4-1BB3 – dose escalation data
		●	Tisotumab vedotin – data in other tumor indication
		●	Earlier-stage products – progress and expand innovative product pipeline
Become leading integrated innovation powerhouse		●	Operational commercialization model in U.S. and Japan
		●	Further strengthen solid financial foundation

1. Co-development w/ Seagen Inc. (Seagen); 2. Co-development w/ AbbVie; 3. Co-development w/ BioNTech

*Potential JNDA filing timeline postponed to include Phase 3 InnovaTV301 data

PRODUCT PIPELINE AND TECHNOLOGY PROGRESS FIRST QUARTER OF 2021

As of the end of the first quarter, Genmab’s proprietary pipeline of product candidates, where we are responsible for at least 50% of development, consisted of eight clinical stage antibodies. In addition to our own pipeline, there are also 15 products in development by third-party companies, including three approved products, which incorporate Genmab technology and innovation. Beyond the antibodies in clinical development, our pipeline also includes around twenty in-house and partnered pre-clinical programs. An overview of the development status of each of our products is provided in the following

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sections. Detailed descriptions of dosing, efficacy and safety data from certain clinical trials have been disclosed in company announcements and media releases published via the Nasdaq Copenhagen stock exchange and may also be found in Genmab’s filings with the U.S. Securities and Exchange Commission (SEC). Additional information is available on Genmab’s website, www.genmab.com. The information accessible through our website is not part of and is not incorporated by reference herein.

Approved Medicines Created by Genmab1

1Products developed and marketed by others incorporating Genmab technology and innovation

2See local country prescribing information for precise indications

DARZALEX (daratumumab)

– Redefining the Treatment of Multiple Myeloma

●	First-in-class human CD38 monoclonal antibody
●	Developed by Janssen under an exclusive worldwide license from Genmab to develop, manufacture and commercialize daratumumab
●	Intravenous (IV) formulation approved in combination with other therapies for frontline and for relapsed/refractory multiple myeloma in territories including the U.S., Europe and Japan and as monotherapy for heavily pretreated or double-refractory multiple myeloma in territories including the U.S. and Europe
●	First and only subcutaneous (SubQ) CD38-directed antibody approved in territories including the U.S., Europe and Japan for the treatment of certain multiple myeloma indications, known as DARZALEX FASPRO (daratumumab and hyaluronidase-fihj) in the U.S.
●	DARZALEX FASPRO - First and only U.S. Food and Drug Administration (U.S. FDA) approved therapy for AL amyloidosis. DARZALEX FASPRO milestone of USD 30 million achieved during the first quarter of 2021 driven by the first commercial sale in the U.S. for patients with newly diagnosed AL amyloidosis.
●	Net sales of DARZALEX by Janssen were USD 1,365 million in the first quarter of 2021

DARZALEX (daratumumab) is a human monoclonal antibody that binds with high affinity to the CD38 molecule, which is highly expressed on the surface of multiple myeloma cells and is also expressed by AL amyloidosis plasma cells. Daratumumab triggers a person’s own immune system to attack the cancer cells, resulting in rapid tumor cell death through multiple immune-mediated mechanisms of action and

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through immunomodulatory effects, in addition to direct tumor cell death, via apoptosis (programmed cell death). Genmab used technology licensed from Medarex to generate the CD38 antibody forming part of daratumumab. Daratumumab is being developed by Janssen under an exclusive worldwide license from Genmab to develop, manufacture and commercialize daratumumab. Daratumumab (marketed as DARZALEX for intravenous administration and as DARZALEX FASPRO in the United States and as DARZALEX SC in Europe for subcutaneous administration) is approved in certain territories for the treatment of adult patients with certain multiple myeloma indications. DARZALEX FASPRO is also approved in the United States for the treatment of adult patients with AL amyloidosis.

Please consult the full U.S. Prescribing Information and the full European Summary of Product Characteristics for DARZALEX (daratumumab) and the full U.S. Prescribing Information for DARZALEX FASPRO (daratumumab and hyaluronidase-fihj) for all the labeled safety information.

First Quarter 2021 Update

●	January: Janssen was granted U.S. Food and Drug Administration (U.S. FDA) approval for the use of DARZALEX FASPRO (daratumumab and hyaluronidase-fihj) in combination with bortezomib, cyclophosphamide, and dexamethasone (VCd) for the treatment of adult patients with newly diagnosed AL amyloidosis. The approval was based on data from the Phase 3 ANDROMEDA study (AMY3001 (NCT03201965)).

Kesimpta (ofatumumab) – Approved in RMS in the U.S.

●	Human CD20 monoclonal antibody developed by Novartis under a license agreement with Genmab
●	Approved in the U.S. and Europe for treatment of relapsing forms of multiple sclerosis (RMS) in adults
●	First B-cell therapy that can be self-administered by patients at home using the Sensoready® autoinjector pen

Ofatumumab is a human monoclonal antibody that targets an epitope on the CD20 molecule encompassing parts of the small and large extracellular loops. Genmab used technology licensed from Medarex to generate the CD20 antibody forming part of ofatumumab. A SubQ formulation of ofatumumab was investigated in two Phase 3 ASCLEPIOS clinical studies in RMS. The studies compared the efficacy and safety of SubQ ofatumumab versus teriflunomide in patients with RMS and were comprised of approximately 900 patients each. Based on these studies, Kesimpta (ofatumumab) was approved by the U.S. FDA in August 2020 and the European Commission (EC) in March 2021 for the treatment of RMS in adults. Kesimpta is the first B-cell therapy that can be self-administered by patients at home using the Sensoready autoinjector pen, once monthly after starting therapy. Additional studies with RMS patients are ongoing. Ofatumumab in RMS is being developed and marketed worldwide by Novartis under a license agreement between Genmab and Novartis Pharma AG. Under the terms of the agreement, Genmab is entitled to 10% royalties on net sales of Kesimpta.

Please consult the full U.S. Prescribing Information and the full European Summary of Product Characteristics for all the labeled safety information for Kesimpta.

First Quarter 2021 Updates

●	March: The EC granted Novartis marketing authorization for the use of Kesimpta (ofatumumab) in the treatment of RMS in adults with active disease defined by clinical or imaging features. This was preceded in January 2021 by a positive opinion from the Committee for Medicinal Products

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for Human Use (CHMP) of the European Medicines Agency (EMA) recommending marketing authorization in the same indication.

TEPEZZA (teprotumumab-trbw) – First U.S. FDA-approved medicine for the treatment of thyroid eye disease

●	Developed and commercialized by Horizon Therapeutics, plc (Horizon) for thyroid eye disease (TED)
●	First and only U.S. FDA-approved medicine for the treatment of TED
●	Also being explored in diffuse cutaneous systemic sclerosis (dcSSC)

Teprotumumab, approved by the U.S. FDA in January 2020 under the trade name TEPEZZA, is a human monoclonal antibody that targets the Insulin-like Growth Factor 1 Receptor (IGF-1R), a well-validated target. Genmab used technology licensed from Medarex to generate the IGF-1R antibody forming part of teprotumumab. TEPEZZA is being developed and is commercialized by Horizon. The antibody was created by Genmab under a collaboration with Roche and development and commercialization of the product is now being conducted by Horizon under a license from Roche. Under the terms of Genmab’s agreement with Roche, Genmab will receive mid-single digit royalties on sales of TEPEZZA. In December 2020, Horizon Therapeutics announced that there was a supply disruption related to the production of TEPEZZA due to U.S. government-mandated COVID-19 vaccine production requirements. Subsequently, in March 2021, Horizon Therapeutics announced its plans to resupply the market beginning in April 2021.

Please consult the full U.S. Prescribing Information for all the labeled safety information for TEPEZZA.

Genmab Proprietary Products1 in Development

1Product candidates where Genmab has ≥50% ownership. Certain products in co-development, partners as indicated

2Genmab is developing HexaBody-CD38 in an exclusive worldwide license and option agreement with Janssen

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Tisotumab vedotin – A Next Generation Therapeutic

●	An investigational antibody-drug conjugate (ADC) directed to tissue factor (TF), a protein highly prevalent in solid tumors, including cervical cancer, and is associated with poor prognosis
●	The results of the innovaTV 204 Phase 2 single-arm clinical trial evaluating tisotumab vedotin as monotherapy in patients with previously treated recurrent or metastatic cervical cancer was presented at the European Society for Medical Oncology (ESMO) Virtual Congress 2020
●	Based on this data, a BLA was submitted to the U.S. FDA; potential Japanese New Drug Application (JNDA) filing timeline postponed to include Phase 3 innovaTV 301 data
●	Phase 3 study in recurrent or metastatic cervical cancer and multiple Phase 2 clinical studies in other solid tumors ongoing
●	Developed in collaboration with Seagen

Tisotumab vedotin is an ADC targeted to TF, a protein involved in tumor signaling and angiogenesis. It is composed of Genmab’s fully human monoclonal antibody specific for tissue factor and Seagen’s ADC technology that utilizes a protease-cleavable linker that covalently attaches the microtubule-disrupting agent monomethyl auristatin E (MMAE) to the antibody and releases it upon internalization, inducing target cell death. Based on its high expression on many solid tumors and its rapid internalization, TF is a suitable target for an ADC approach. Genmab used technology licensed from Medarex to generate the TF antibody forming part of tisotumab vedotin. Tisotumab vedotin is in clinical development for solid tumors. Tisotumab vedotin is being co-developed by Genmab and Seagen, under an agreement in which the companies share all costs and profits for the product on a 50:50 basis.

First Quarter 2021 Updates

●	February: Genmab and Seagen submitted a BLA to the U.S. FDA seeking accelerated approval for tisotumab vedotin for patients with recurrent or metastatic cervical cancer with disease progression on or after first line standard of care. The submission is based on the results of the innovaTV 204 Phase 2 single-arm clinical trial evaluating tisotumab vedotin as monotherapy in this setting.
●	January: A Phase 3 study of tisotumab vedotin versus chemotherapy in recurrent or metastatic cervical cancer (innovaTV 301 (NCT04697628)) was announced.

Epcoritamab (DuoBody-CD3xCD20) – Potential Best-in-class Product Candidate

●	Proprietary bispecific antibody created with Genmab’s DuoBody® technology
●	Multiple ongoing clinical studies including a Phase 3 study in relapsed / refractory diffuse large B-cell lymphoma (DLBCL)
●	Developed in collaboration with AbbVie

Epcoritamab is a proprietary bispecific antibody created using Genmab’s DuoBody technology. Epcoritamab targets CD3, which is expressed on T-cells, and CD20, a clinically well-validated target on malignant B-cells. Genmab used technology licensed from Medarex to generate the CD20 antibody forming part of epcoritamab. Epcoritamab is being co-developed by Genmab and AbbVie. The first Phase 3 clinical study of epcoritamab in relapsed / refractory DLBCL is ongoing. In addition, Phase 1/2 clinical studies in B-cell non-Hodgkin lymphoma (B-NHL) including chronic lymphocytic leukemia (CLL) and in combination with standard of care therapies for B-NHL are ongoing.

First Quarter 2021 Updates

●	February: “Epcoritamab induces potent anti-tumor activity against malignant B-cells from patients with DLBCL, FL and MCL, irrespective of prior CD20 monoclonal antibody treatment” published in Blood Cancer Journal.

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●	January: The first patient was dosed in the Phase 3 study of SubQ epcoritamab versus investigator’s choice of chemotherapy in patients with relapsed or refractory DLBCL. This triggered a DKK 245 million (USD 40 million) milestone to Genmab under the collaboration with AbbVie.

DuoBody-PD-L1x4-1BB (GEN1046) – Bispecific Next Generation Checkpoint Immunotherapy

●	Bispecific antibody created with Genmab’s DuoBody technology
●	Phase 1/2 clinical trial in solid tumors ongoing
●	Developed in collaboration with BioNTech

DuoBody-PD-L1x4-1BB (GEN1046) is a proprietary bispecific antibody, jointly owned by Genmab and BioNTech, created using Genmab’s DuoBody technology. It is being co-developed by Genmab and BioNTech under an agreement in which the companies share all costs and profits for the product on a 50:50 basis. DuoBody-PD-L1x4-1BB targets PD-L1 and 4-1BB, selected to block inhibitory PD 1 / PD-L1 axis and simultaneously conditionally activate essential co-stimulatory activity via 4-1BB using inert DuoBody antibody format. A Phase 1/2 clinical study of DuoBody-PD-L1x4-1BB in solid tumors is ongoing.

DuoBody-CD40x4-1BB (GEN1042) – Potential First-in-Class Bispecific Agonistic Antibody

●	Bispecific antibody created with Genmab’s DuoBody technology
●	Phase 1/2 clinical trial in solid tumors ongoing
●	Developed in collaboration with BioNTech

DuoBody-CD40x4-1BB (GEN1042) is a proprietary bispecific antibody, jointly owned by Genmab and BioNTech, created using Genmab’s DuoBody technology. It is being co-developed by Genmab and BioNTech under an agreement in which the companies share all costs and profits for the product on a 50:50 basis. CD40 and 4-1BB were selected as targets to enhance both dendritic cells (DC) and antigen-dependent T-cell activation, using an inert DuoBody format. A Phase 1/2 clinical study (NCT04083599) of DuoBody-CD40x4-1BB in solid tumors is ongoing.

HexaBody-DR5/DR5 (GEN1029) – First HexaBody® Program in Clinical Development

●	Proprietary antibody therapeutic created with Genmab’s HexaBody technology
●	Composed of two non-competing HexaBody antibody molecules that target two distinct DR5 epitopes
●	Phase 1/2 clinical trial in solid tumors ongoing

HexaBody-DR5/DR5 (GEN1029) is a product comprising a mixture of two non-competing HexaBody molecules that target two distinct epitopes on death receptor 5 (DR5), a cell surface receptor that mediates a process called programmed cell death. Increased expression of DR5 has been reported in several types of tumors. The product was created with our HexaBody technology and DR5 antibodies acquired from IDD Biotech. HexaBody-DR5/DR5 is fully owned by Genmab and a Phase 1/2 clinical trial in solid tumors is ongoing.

DuoHexaBody-CD37 (GEN3009) – First DuoHexaBody® Program in the Clinic

●	Antibody product created with Genmab’s DuoHexaBody technology
●	Phase 1/2 clinical study in hematologic malignancies ongoing
●	Developed in collaboration with AbbVie

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DuoHexaBody-CD37 (GEN3009) is a bispecific antibody created with Genmab’s proprietary DuoHexaBody technology platform. The DuoHexaBody platform combines the dual targeting of our DuoBody technology with the enhanced potency of our HexaBody technology, creating bispecific antibodies with target-mediated enhanced hexamerization. DuoHexaBody-CD37 is being co-developed by Genmab and AbbVie on a 50:50 basis and a Phase 1/2 clinical trial in hematologic malignancies is ongoing.

DuoBody-CD3x5T4 (GEN1044) – Promising Novel Product Candidate

●	Bispecific antibody product created with Genmab’s DuoBody technology
●	Phase 1/2 clinical study in malignant solid tumors ongoing
●	Developed in collaboration with AbbVie

DuoBody-CD3x5T4 (GEN1044) is a bispecific antibody created with Genmab’s proprietary DuoBody technology platform. DuoBody-CD3x5T4 induces T-cell mediated cytotoxicity of 5T4-positive cells by crosslinking CD3 on T cells with the tumor-associated antigen 5T4 on tumor cells. The broad expression of 5T4 across solid tumors and limited expression in normal cells makes DuoBody-CD3x5T4 a promising novel product candidate. DuoBody-CD3x5T4 is being co-developed by Genmab and AbbVie on a 50:50 basis and a Phase 1/2 clinical trial in malignant solid tumors is ongoing.

HexaBody-CD38 (GEN3014) – Latest Proprietary Program in the Clinic

●	Proprietary antibody therapeutic created with Genmab’s HexaBody technology
●	Potential in hematological malignancies; first patient dosed in the first-in-human study in March 2021
●	Developed in an exclusive worldwide license and option agreement with Janssen

HexaBody-CD38 (GEN3014) is a human CD38 monoclonal antibody product incorporating our HexaBody technology. In preclinical models of hematological malignancies, as presented at ASH in December 2019, HexaBody-CD38 demonstrated enhanced CDC and had shown potent anti-tumor activity. In June 2019, Genmab entered into an exclusive worldwide license and option agreement with Janssen to develop and commercialize HexaBody-CD38. An Investigational New Drug (IND) application was submitted to the U.S. FDA for HexaBody-CD38 in October 2020 followed by Clinical Trial Application (CTA submissions) in Europe in November 2020. The first patient was dosed in the first-in-human study in March 2021.

First Quarter 2021 Update

●	March: First patient dosed in first-in-human study of HexaBody-CD38.

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Product Candidates Incorporating Genmab’s Innovation

In addition to Genmab’s own pipeline of product candidates, our innovations are found in the pipelines of other companies that are running clinical development programs with antibodies created by Genmab or created using Genmab’s DuoBody bispecific antibody technology. Under these agreements, Genmab is entitled to certain potential milestones and royalties.

Product	Developed By	Disease Indications	Most Advanced Development Phase					
			Pre-Clinical	1	1/2	2	3	Approved
Amivantamab (JNJ-61186372)	Janssen	Non-small-cell lung cancer (NSCLC)						BLA submitted
Teclistamab (JNJ-64007957)	Janssen	Relapsed or refractory MM						
PRV-015 (AMG 714)	Provention Bio	Celiac disease						
Camidanlumab tesirine (ADCT-301)	ADC Therapeutics	Relapsed /Refractory Hodgkin Lymphoma						
		Solid tumors						
Mim8	Novo Nordisk	Healthy volunteers & hemophilia A						
Talquetamab (JNJ-64407564)	Janssen	Relapsed or refractory MM						
JNJ-63709178	Janssen	Acute Myeloid Leukemia (AML)						
JNJ-63898081	Janssen	Solid tumors						
JNJ-67571244	Janssen	Relapsed or refractory AML or MDS						
JNJ-70218902	Janssen	Solid tumors						
HuMax-IL8	BMS	Advanced cancers						
Lu AF82422	Lundbeck	Parkinson's disease

Pre-clinical Programs

●	Broad pre-clinical pipeline of around twenty programs
●	Pre-clinical pipeline includes both partnered products and in-house programs based on our proprietary technologies or antibodies
●	Multiple new INDs expected to be submitted over coming years
●	Genmab has entered multiple strategic collaborations to support the expansion of our innovative pipeline, including a broad oncology collaboration with AbbVie

Our pre-clinical pipeline includes immune effector function enhanced antibodies developed with our HexaBody technology and bispecific antibodies created with our DuoBody platform. We are also working with our partners, including AbbVie, BioNTech, Immatics and CureVac N.V. (CureVac), to generate additional new product concepts. A number of the pre-clinical programs are carried out in cooperation with our collaboration partners.

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Interim Report for the First Quarter of 2021

SIGNIFICANT RISKS AND UNCERTAINTIES

As a biotech company, Genmab faces a number of risks and uncertainties. These are common for the industry and relate to operations, intellectual property, research and development, commercial and financial activities. For further information about risks and uncertainties, which the Genmab group faces, refer to the 2020 Annual Report and the Form 20-F filed with the U.S. Securities and Exchange Commission (SEC) in March 2021. At the date of this interim report, there have been no significant changes to Genmab’s overall risk profile since the publication of the Form 20-F; however, the full extent and nature of the impact of the COVID-19 pandemic and related containment measures on our business and financial performance is uncertain as the situation continues to develop. See Genmab’s Form 20-F for a detailed summary of risks related to our collaborations as well as risks related to the COVID-19 pandemic.

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Interim Report for the First Quarter of 2021

FINANCIAL REVIEW

The interim report is prepared on a consolidated basis for the Genmab group. The financial statements are published in Danish Kroner (DKK).

Revenue

Genmab’s revenue was DKK 1,581 million for the first quarter of 2021 compared to DKK 892 million for the first quarter of 2020. The increase of DKK 689 million, or 77%, was primarily driven by higher DARZALEX royalties, the AbbVie milestone of DKK 245 million (USD 40 million) triggered by the first patient dosed in the Phase 3 study of epcoritamab, and the DARZALEX FASPRO milestone of DKK 184 million (USD 30 million) driven by the first commercial sale in the U.S. for patients with newly diagnosed AL amyloidosis.

(DKK million)	Q1 2021	Q1 2020
Royalties	1,017	781
Reimbursement revenue	110	79
Milestone revenue	454	32
Total revenue	1,581	892

Royalties

Royalty revenue amounted to DKK 1,017 million in the first quarter of 2021 compared to DKK 781 million in the first quarter of 2020. The increase of DKK 236 million, or 30%, was primarily driven by higher DARZALEX royalties achieved under our daratumumab collaboration with Janssen.

Net sales of DARZALEX by Janssen were USD 1,365 million in the first quarter of 2021 compared to USD 937 million in the first quarter of 2020. The increase of USD 428 million, or 46%, was driven by the continued strong uptake of DARZALEX. Royalty revenue on net sales of DARZALEX was DKK 984 million in the first quarter of 2021 compared to DKK 775 million in the first quarter of 2020, an increase of DKK 209 million. The percentage increase in royalties of 27% is lower than the percentage increase in the underlying net sales primarily due to the lower exchange rate between the USD and DKK in Q1 2021 compared to Q1 2020 and the impact of Janssen’s continued withholding of a portion of the royalty payments owed to Genmab. Since the second quarter of 2020, Janssen has reduced its quarterly royalty payments to Genmab by what Janssen claims to be Genmab’s share of Janssen’s royalty payments to Halozyme in connection with subcutaneous sales. Given the ongoing arbitration, Genmab has reflected this reduction in its royalty revenues each quarter. The impact to Q1 2021 royalties is estimated to be DKK 64 million.

TEPEZZA (teprotumumab-trbw) was launched by Horizon Therapeutics in the first quarter of 2020. In December 2020, Horizon Therapeutics announced that there was a supply disruption related to the production of TEPEZZA due to U.S. government-mandated COVID-19 vaccine production requirements. Subsequently, in March 2021, Horizon Therapeutics announced its plans to resupply the market beginning in April 2021. Royalties, which are based on net sales, were negligible during the first quarter of 2021 and the first quarter of 2020.

Novartis was granted U.S. FDA approval for Kesimpta (ofatumumab) in relapsing multiple sclerosis and Genmab started recognizing royalties on net sales of Kesimpta during the third quarter of 2020.

Royalties, which are based on net sales, amounted to DKK 31 million for the first quarter of 2021.

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Royalty revenue fluctuations from period to period are due primarily to the level of product net sales as well as foreign currency exchange rates.

Reimbursement Revenue

Reimbursement revenue amounted to DKK 110 million in the first quarter of 2021 compared to DKK 79 million in the first quarter of 2020. The increase of DKK 31 million, or 39%, was primarily driven by higher activities under our collaboration agreement with BioNTech for DuoBody-PD-L1x4-1BB.

Milestone Revenue

Milestone revenue was DKK 454 million in the first quarter of 2021 compared to DKK 32 million in the first quarter of 2020, an increase of DKK 422 million, resulting from the achievements described above under our AbbVie and daratumumab collaborations in the first quarter of 2021.

Milestone revenue may fluctuate significantly from period to period due to both the timing of achievements and the varying amount of each individual milestone under our license and collaboration agreements.

Refer to Financial Statement Note 2 in this interim report for further details about revenue.

Research and Development Costs

Research and development costs amounted to DKK 848 million in the first quarter of 2021 compared to DKK 715 million in the first quarter of 2020. The increase of DKK 133 million, or 19%, was driven by the continued advancement of multiple projects under our collaborations with AbbVie, Seagen, and BioNTech, and the increase in new employees to support the expansion of our product pipeline. During the first quarter of 2021, Genmab recorded DKK 157 million as a reduction of research and development costs in accordance with Genmab’s collaboration agreement with AbbVie which was entered into during the second quarter of 2020. Pursuant to this agreement, Genmab and AbbVie share equally in both research and development costs.

Research and development costs accounted for 81% of total operating expenses in the first quarter of 2021 compared to 87% in the first quarter of 2020.

General and Administrative Expenses

General and administrative expenses were DKK 201 million in the first quarter of 2021 compared to DKK 106 million in the first quarter of 2020. The increase of DKK 95 million, or 90%, was driven by the increase in new employees as Genmab builds its commercialization capabilities and infrastructure.

General and administrative expenses accounted for 19% of total operating expenses in the first quarter of 2021 compared to 13% in the first quarter of 2020.

Operating Result

Operating result was DKK 532 million in the first quarter of 2021 compared to DKK 71 million in the first quarter of 2020. The increase of DKK 461 million was driven by higher revenue, which was partly offset by increased operating expenses.

Net Financial Items

Net financial items for the first quarter of 2021 were a gain of DKK 892 million compared to a gain of DKK 283 million in the first quarter of 2020. The increase of DKK 609 million was primarily driven by the strengthening of the USD against the DKK on Genmab’s U.S. denominated portfolio and cash holdings,

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and an increase in fair value of Genmab’s investment in common shares of CureVac. Refer to Financial Statement Note 4 in this interim report for further details about the net financial items.

Corporate Tax

Corporate tax expense for the first quarter of 2021 was DKK 328 million compared to DKK 85 million for the first quarter of 2020. The increase in corporate tax expense is primarily the result of higher net result before tax. The effective tax rate in the first quarter of 2021 was 23% compared to 24% in the first quarter of 2020.

Net Result

Net result for the first quarter of 2021 was DKK 1,096 million compared to DKK 269 million in the first quarter of 2020. The increase was driven by the items described above.

Cash Position

Cash Position (DKK million)	March 31, 2021	December 31, 2020
Marketable securities	10,191	8,819
Cash and cash equivalents	7,892	7,260
Cash position	18,083	16,079

As of March 31, 2021, cash, cash equivalents and marketable securities (cash position) amounted to DKK 18,083 million, an increase of DKK 2,004 million, or 12%, from the beginning of 2021. The increase was primarily driven by net exchange rate gains of DKK 783 million due to the strengthening of the USD, operating result of DKK 532 million, changes in operating assets and liabilities of DKK 500 million primarily due to DARZALEX royalties recognized in the fourth quarter of 2020, which were received in 2021, and proceeds received of DKK 361 million from the sale of a portion of our CureVac shares during the first quarter of 2021, partly offset by cash payments for the purchase of treasury shares of DKK 190 million during the first quarter of 2021. Refer to Financial Statement Note 3 in this interim report for further details about the sale of CureVac shares. Refer to Financial Statement Note 5 in this interim report for further details about the purchase of treasury shares.

As of March 31, 2021, Genmab’s USD denominated cash, cash equivalents and marketable securities represents 82% of Genmab’s cash position compared to 83% as of December 31, 2020.

Cash and cash equivalents included short-term marketable securities of DKK 1,938 million at the end of March 2021, compared to DKK 2,206 million at the end of December 2020. In accordance with our accounting policy, securities purchased with a maturity of less than three months at the date of acquisition are classified as cash and cash equivalents. Refer to Financial Statement Note 3 in this interim report for further details about our marketable securities.

Cash Flow

Cash Flow (DKK million)	Q1 2021	Q1 2020
Cash provided by operating activities	1,185	1,914
Cash (used in) provided by investing activities	(579)	9
Cash (used in) provided by financing activities	(220)	15

Net cash provided by operating activities is primarily related to our operating result, changes in operating assets and liabilities, reversal of net financial items, and adjustments related to non-cash transactions. In the first quarter of 2021, as compared to the first quarter of 2020, the primary driver of lower cash provided by operating activities was due to decreased changes in operating assets and liabilities related

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to non-recurring DARZALEX milestones of DKK 1.7 billion achieved in the fourth quarter of 2019 that were received in 2020.

The change in cash used in investing activities primarily reflects differences between the proceeds received from sale and maturity of our investments and amounts invested, and the investment in tangible assets. Purchases of marketable securities exceeded sales and maturities in the first quarter of 2021 but remained flat in the first quarter of 2020. For the first quarter of 2021, investing activities also includes the proceeds from the sale of CureVac shares of DKK 361 million.

Net cash used in financing activities is primarily related to the exercise of warrants, purchase of treasury shares, lease payments, and payment of withholding taxes on behalf of employees on net settled RSUs. In the first quarter of 2021, the primary driver of the cash used in financing activities was related to cash payments for the purchase of treasury shares of DKK 190 million.

Balance Sheet

As of March 31, 2021, total assets were DKK 22,210 million compared to DKK 21,143 million on December 31, 2020. As of March 31, 2021, assets are mainly comprised of a cash position of DKK 18,083 million and current receivables of DKK 1,854 million. The current receivables consist primarily of amounts related to royalties and milestones from our collaboration agreements.

As of March 31, 2021, total liabilities were DKK 2,115 million compared to DKK 2,022 million on December 31, 2020. The increase in total liabilities of DKK 93 million, or 5%, was primarily driven by corporate tax payable of DKK 70 million and an increase in lease liabilities of DKK 59 million related to the commencement of a lease in Japan.

Shareholders’ equity as of March 31, 2021 was DKK 20,095 million compared to DKK 19,121 million on December 31, 2020. The increase of DKK 974 million, or 5%, was driven primarily by Genmab’s net result and the issuance of shares related to the share-based compensation plans, partly offset by the purchase of treasury shares. Genmab’s equity ratio remained unchanged at 90% as of March 31, 2021 compared to December 31, 2020.

Employees

As of March 31, 2021, the total number of employees was 871 compared to 579 employees as of March 31, 2020. The increase in employees was driven primarily by the expansion and acceleration of our pipeline, as well as investment in commercialization capabilities.

Employees	March 31, 2021	March 31, 2020
Research and development employees	709	490
General and administrative employees*	162	89
Total employees	871	579

*Includes commercialization capabilities

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Legal Matter – Janssen Binding Arbitration

In September 2020, Genmab commenced binding arbitration of two matters arising under its license agreement with Janssen Biotech, Inc. (Janssen) relating to daratumumab. Under the license agreement, Genmab is, among other things, entitled to royalties from Janssen on sales of daratumumab (marketed as DARZALEX for intravenous administration and as DARZALEX FASPRO in the United States and as DARZALEX SC in Europe for subcutaneous administration). The arbitration first is to settle whether Genmab is required to share in Janssen’s royalty payments to Halozyme Therapeutics, Inc. for the Halozyme enzyme technology used in the subcutaneous formulation of daratumumab. The royalties Janssen pays to Halozyme represent a mid-single digit percentage rate of subcutaneous daratumumab sales. Janssen has started reducing its royalty payments to Genmab by what it claims to be Genmab’s share of Janssen’s royalty payments to Halozyme beginning in the second quarter of 2020 and has continued to do so through March 31, 2021. Given the ongoing arbitration, Genmab has reflected this reduction in its royalty revenues each quarter. The impact to Q1 2021 royalties is estimated to be DKK 64 million. The arbitration is also to settle whether Janssen’s obligation to pay royalties on sales of licensed product extends, in each applicable country, until the expiration or invalidation of the last-to-expire relevant Genmab-owned patent or the last-to-expire relevant Janssen-owned patent covering the product, as further defined and described in the license agreement.

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Interim Report for the First Quarter of 2021

STATEMENT OF COMPREHENSIVE INCOME FOR THE FIRST QUARTER OF 2021

Income Statement		1st Quarter of	1st Quarter of
	Note	2021	2020
(DKK million)

Revenue	2	1,581	892

Research and development expenses		(848)	(715)
General and administrative expenses		(201)	(106)
Operating expenses		(1,049)	(821)

Operating result		532	71

Financial income	4	968	285
Financial expenses	4	(76)	(2)

Net result before tax		1,424	354

Corporate tax		(328)	(85)

Net result		1,096	269

Basic net result per share		16.76	4.13
Diluted net result per share		16.61	4.09

Statement of Comprehensive Income

Net result		1,096	269

Other comprehensive income:

Amounts which will be re-classified to the income statement:
Adjustment of foreign currency fluctuations on subsidiaries		41	9

Total comprehensive income		1,137	278

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Interim Report for the First Quarter of 2021

BALANCE SHEET

		March 31,	December 31,
	Note	2021	2020
(DKK million)
ASSETS

Intangible assets		317	338
Property, plant and equipment		505	453
Right-of-use assets	7	337	283
Receivables		32	20
Deferred tax assets		177	177
Other investments	3	905	1,081

Total non-current assets		2,273	2,352

Corporate tax receivable		—	249
Receivables		1,854	2,463
Marketable securities	3	10,191	8,819
Cash and cash equivalents		7,892	7,260

Total current assets		19,937	18,791

Total assets		22,210	21,143

SHAREHOLDERS’ EQUITY AND LIABILITIES

Share capital		66	66
Share premium		11,914	11,894
Other reserves		95	54
Retained earnings		8,020	7,107

Shareholders' equity		20,095	19,121

Provisions		8	4
Lease liabilities	7	326	277
Deferred revenue		487	487
Other payables		1	1

Total non-current liabilities		822	769

Corporate tax payable		70	—
Lease liabilities	7	52	42
Deferred revenue		26	26
Other payables		1,145	1,185

Total current liabilities		1,293	1,253

Total liabilities		2,115	2,022

Total shareholders' equity and liabilities		22,210	21,143

Share-based instruments	5
Related parties	6
Subsequent events to the balance sheet date	8

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Interim Report for the First Quarter of 2021

STATEMENT OF CASH FLOWS

		1st Quarter	1st Quarter
	Note	March 31, 2021	March 31, 2020
(DKK million)

Net result before tax		1,424	354

Reversal of financial items, net		(892)	(283)
Adjustments for non-cash transactions		117	87
Changes in operating assets and liabilities		500	1,824

Cash flow from operating activities before financial items		1,149	1,982

Interest received		39	33
Interest elements of lease payments	7	(2)	(2)
Interest paid		(1)	(2)
Corporate taxes paid		—	(97)

Cash flow from operating activities		1,185	1,914

Investment in tangible assets		(28)	(58)
Marketable securities bought		(3,673)	(5,812)
Marketable securities sold		2,769	5,879
Other investments bought		(8)	—
Other investments sold	3, 4	361	—

Cash flow from investing activities		(579)	9

Warrants exercised		20	37
Principal elements of lease payments		(12)	(8)
Purchase of treasury shares		(190)	—
Payment of withholding taxes on behalf of employees on net settled RSUs		(38)	(14)

Cash flow from financing activities		(220)	15

Change in cash and cash equivalents		386	1,938
Cash and cash equivalents at the beginning of the period		7,260	3,552
Exchange rate adjustments		246	53

Cash and cash equivalents at the end of the period		7,892	5,543

Cash and cash equivalents include:
Bank deposits		5,954	3,835
Short-term marketable securities		1,938	1,708

Cash and cash equivalents at the end of the period		7,892	5,543

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Interim Report for the First Quarter of 2021

STATEMENT OF CHANGES IN EQUITY

	Share	Share	Translation	Retained	Shareholders'
	capital	premium	reserves	earnings	equity
(DKK million)

Balance at December 31, 2019	65	11,755	98	2,130	14,048

Net result	—	—	—	269	269
Other comprehensive income	—	—	9	—	9
Total comprehensive income	—	—	9	269	278

Transactions with owners:
Exercise of warrants	—	41	—	—	41
Share-based compensation expenses	—	—	—	45	45
Net settlement of RSUs	—	—	—	(14)	(14)

Balance at March 31, 2020	65	11,796	107	2,430	14,398

Balance at December 31, 2020	66	11,894	54	7,107	19,121

Net result	—	—	—	1,096	1,096
Other comprehensive income	—	—	41	—	41
Total comprehensive income	—	—	41	1,096	1,137

Transactions with owners:
Exercise of warrants	—	20	—	—	20
Purchase of treasury shares	—	—	—	(206)	(206)
Share-based compensation expenses	—	—	—	61	61
Net settlement of RSUs	—	—	—	(38)	(38)

Balance at March 31, 2021	66	11,914	95	8,020	20,095

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Interim Report for the First Quarter of 2021

NOTES TO THE FINANCIAL STATEMENTS

Note 1 – Basis of Presentation

Accounting Policies

The interim financial statements have been prepared in accordance with IAS 34 as issued by the International Accounting Standards Board (IASB) and in accordance with IAS 34 as endorsed by the EU and additional Danish disclosure requirements for interim reports of listed companies. The interim report has not been reviewed or audited by Genmab’s external auditors.

The interim report has been prepared using the same accounting policies as outlined in Section 1 – Basis of Presentation in the financial statements in the Genmab 2020 Annual Report (Annual Report). A number of new or amended standards became applicable for the current reporting period. Genmab did not have to change its accounting policies as a result of adopting these standards. Certain reclassifications have been made to the prior year presentation. These interim financial statements should be read in conjunction with the Annual Report.

Management Judgements and Estimates under IFRS

In preparing interim reports, certain provisions under IFRS require management to make judgements (various accounting estimates and assumptions), which may significantly impact the group’s financial statements. For a description of significant judgements and estimates, refer to Note 1.3 in the Annual Report.

Information about Geographical Areas

Genmab is managed and operated as one business unit, which is reflected in the organizational structure and internal reporting. No separate lines of business or separate business entities have been identified with respect to any of the product candidates or geographical markets and no segment information is currently prepared for internal reporting. Refer to Note 2.2 in the Annual Report for further details.

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Note 2 – Revenue

Genmab enters into license and collaboration agreements that are within the scope of IFRS 15, under which it licenses certain rights to its product candidates to third parties and also may participate in the development of the product candidates. The terms of these arrangements typically include payment to Genmab of one or more of the following: non-refundable, upfront license fees; exclusive designation fees; annual license maintenance fees; additional target fees; development, regulatory and commercial milestone payments; payments for research and development services; and royalties on net sales of licensed products. Each of these payments results in revenue from contracts with customers.

In September 2020, Genmab commenced binding arbitration of two matters arising under its license agreement with Janssen Biotech, Inc. (Janssen) relating to daratumumab. Under the license agreement, Genmab is, among other things, entitled to royalties from Janssen on sales of daratumumab (marketed as DARZALEX for intravenous administration and as DARZALEX FASPRO in the United States and as DARZALEX SC in Europe for subcutaneous administration). The arbitration first is to settle whether Genmab is required to share in Janssen’s royalty payments to Halozyme Therapeutics, Inc. for the Halozyme enzyme technology used in the subcutaneous formulation of daratumumab. The royalties Janssen pays to Halozyme represent a mid-single digit percentage rate of subcutaneous daratumumab sales. Janssen has started reducing its royalty payments to Genmab by what it claims to be Genmab’s share of Janssen’s royalty payments to Halozyme beginning in the second quarter of 2020 and has continued to do so through March 31, 2021. Given the ongoing arbitration, Genmab has reflected this reduction in its royalty revenues each quarter. The impact to Q1 2021 royalties is estimated to be DKK 64 million. The arbitration is also to settle whether Janssen’s obligation to pay royalties on sales of licensed product extends, in each applicable country, until the expiration or invalidation of the last-to-expire relevant Genmab-owned patent or the last-to-expire relevant Janssen-owned patent covering the product, as further defined and described in the license agreement.

The table below summarizes Genmab’s revenue by type and collaboration partner under Genmab’s agreements. This information provides the reader additional information regarding the nature, amount, timing and uncertainty of Genmab’s revenue and how cash flows might be affected by economic factors.

	1st Quarter	1st Quarter
	March 31, 2021	March 31, 2020
(DKK million)
Revenue by type:
Royalties	1,017	781
Reimbursement revenue	110	79
Milestone revenue	454	32

Total	1,581	892

Revenue by collaboration partner:
Janssen	1,193	775
AbbVie	245	-
Seagen	39	49
BioNTech	71	30
Novartis	31	6
Other collaboration partners	2	32

Total	1,581	892

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Note 3 – Financial Instrumentso

	March 31,	December 31,
	2021	2020
(DKK million)

Marketable securities	10,191	8,819
Other investments	905	1,081
Financial assets measured at fair value	11,096	9,900

As of March 31, 2021, our marketable securities were administrated by two external investment managers. The guidelines and investment managers are reviewed regularly to reflect changes in market conditions, Genmab’s activities and financial position. During the first quarter of 2021, Genmab’s investment policy was amended to allow investments in debt rated BBB- or greater by S&P or Fitch and in debt rated Baa3 or greater by Moody’s. The amended policy also includes additional allowable investment types, none of which were purchased during the first quarter of 2021.

Genmab’s current portfolio is spread over a number of different securities with a focus on liquidity and security. Genmab’s total marketable securities were invested in EUR (9%), DKK (16%), USD (74%) and GBP (1%) denominated securities as of March 31, 2021, compared to 10%, 19%, 70%, and 1%, as of December 31, 2020.

As of March 31, 2021 and December 31, 2020, 99% of our marketable securities had an AA rating or higher from Moody’s, S&P, or Fitch.

Fair Value Measurement

For financial instruments that are measured in the balance sheet at fair value, IFRS 13 for financial instruments requires disclosure of fair value measurements by level of the following fair value measurement hierarchy for:

●	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities
●	Level 2 – Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices)
●	Level 3 – Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

(DKK million)	March 31, 2021				December 31, 2020
Assets Measured at Fair Value	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Marketable securities	10,191	—	—	10,191	8,819	—	—	8,819
Other investments	883	—	22	905	1,067	—	14	1,081

Marketable Securities

All fair values are determined by reference to external sources using unadjusted quoted prices in established markets for our marketable securities (Level 1).

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Interim Report for the First Quarter of 2021

Other Investments

Other investments as of March 31, 2021 consist primarily of a DKK 883 million investment in common shares of CureVac, compared to DKK 1,067 million as of December 31, 2020. During March 2021, Genmab sold 30% of its investment in common shares of CureVac. Proceeds received from the sale of shares were DKK 361 million. The investment in CureVac is recorded at fair value through profit and loss. The fair value of Genmab’s investment in common shares of CureVac is determined using unadjusted quoted prices in established markets (Level 1).

Note 4 – Financial Income and Expenses

	1st Quarter	1st Quarter
	March 31, 2021	March 31, 2020
(DKK million)

Financial income:
Interest and other financial income	62	41
Gain on marketable securities, net	—	27
Gain on other investments, net	123	—
Foreign exchange rate gain, net	783	217

Total financial income	968	285

Financial expenses:
Interest and other financial expenses	(3)	(2)
Loss on marketable securities, net	(73)	—

Total financial expenses	(76)	(2)

Net financial items	892	283

Foreign exchange rate gain, net of DKK 783 million in the first quarter of 2021 and DKK 217 million in the first quarter of 2020 was driven by the strengthening of the USD against the DKK that positively impacted our USD denominated marketable securities portfolio and cash holdings each period. Refer to Note 4.2 in the Annual Report for further details of foreign currency risk.

Gain on other investments, net of DKK 123 million in the first quarter of 2021 was driven by the increase in fair value of Genmab’s investment in common shares of CureVac. There was no gain or loss attributable to other investments during the first quarter of 2020.

Note 5 – Share-Based Instruments

Restricted Stock Unit Program

Genmab A/S established a Restricted Stock Unit (RSU) program as an incentive for all the Genmab group’s employees, members of the Executive Management, and members of the Board of Directors.

For details of the RSU program prior to changes in 2021, refer to Note 4.6 in the Annual Report.

In February 2021, the RSU program was amended (the “2021 RSU Program”). Under the terms of the 2021 RSU Program, the Board may decide, in its sole discretion, to accelerate the vesting of the RSUs held by a participant, or accelerate the vesting of the RSUs and make a cash settlement in case of (1) a

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change of control event as defined in the 2021 RSU Program, if a participant’s employment terms are materially changed to his or her detriment during the 12-month period following the change in control event, or if the participant, who is a member of the Board, is replaced by a new board member or such participant's seat on the Board is eliminated due to a reduction in the number of board members, or (2) certain other extraordinary transactions as described in the 2021 RSU Program.

Under the terms of the 2021 RSU Program, in the event an RSU holder separates from the Company under circumstances in which the RSU holder is considered a “bad-leaver,” such as being dismissed for cause or during the employment probationary period, unvested RSU will be forfeited. RSU holders may maintain a pro rata portion of unvested RSUs if they separate from the Company under circumstances where they are considered “good-leavers,” such as dismissal without cause or termination of employment due to the Company’s material breach of the RSU holder’s employment terms, or if the participant is a member of the Board, if the membership of the Board ceases for any other reason than as a result of the participants death. All unvested RSUs will be forfeited in the event of termination of employment due to the RSU holder’s death.

During the first quarter of 2021, 128,406 RSUs were granted with a weighted average fair value of DKK 2,084.65 per RSU. During the first quarter of 2020, 17,690 RSUs were granted with a weighted average fair value of DKK 1,362.50 per RSU.

During the first quarter of 2021, 44,109 RSUs vested, compared to 31,484 RSUs during the first quarter of 2020. Genmab settles RSUs using shares issued from treasury stock. A portion of the settlement is withheld to satisfy individual statutory tax withholding obligations which remain in our treasury share account.

Warrant Program

Genmab A/S established warrant programs as an incentive for all the Genmab group’s employees, and members of the Executive Management.

For details of the warrant programs prior to changes in 2021, refer to Note 4.6 in the Annual Report.

In February 2021, the Warrant Program was amended (the “2021 Warrant Program”). Under the terms of the 2021 Warrant Program, the Board may decide, in its sole discretion, to accelerate the vesting of the warrants held by a warrant holder in case of (1) a change of control event as defined in the 2021 Warrant Program, if a warrant holder’s employment terms are materially changed to his or her detriment during the 12-month period following a change in control event, or (2) certain other extraordinary transactions as described in the 2021 Warrant Program.

Under the 2021 Warrant Program, if a warrant holder separates from the Company under circumstances in which the warrant holder is considered a “bad-leaver,” such as being dismissed for cause or during the employment probationary period, unvested warrants will be forfeited. Warrant holders may maintain a pro rata portion of unvested warrants if they separate from the Company under circumstances where they are considered “good-leavers,” such as dismissal without cause or termination of employment due to the Company’s material breach of the warrant holder’s employment terms. All unvested warrants will be forfeited in the event of termination of employment due to the warrant holder’s death.

During the first quarter of 2021, 114,158 warrants were granted to our employees with a weighted average exercise price of DKK 2,122.57 per warrant and a weighted average Black-Scholes fair market value of DKK 663.95 per warrant. During the first quarter of 2020, 33,678 warrants were granted to our

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employees with a weighted average exercise price of DKK 1,362.50 per warrant and a weighted average Black-Scholes fair market value of DKK 393.72 per warrant.

During the first quarter of 2021, 41,574 warrants were exercised with a weighted average exercise price on date of grant of DKK 478.94 with proceeds to Genmab of DKK 20 million. The warrants exercised increased share capital accordingly and corresponded to approximately 0.06% of share capital. During the first quarter of 2020, 136,501 warrants were exercised with a weighted average exercise price on date of grant of DKK 303.27 with proceeds to Genmab of DKK 41 million. The warrants exercised increased share capital accordingly and corresponded to approximately 0.21% of share capital.

Share-based compensation expense

Share-based compensation expenses related to our RSU and warrant programs for the first quarter of 2021 totaled DKK 61 million compared to DKK 45 million for the first quarter of 2020.

Share repurchases

In general, Genmab intends to purchase its own shares in order to cover a portion of the obligations in relation to RSUs. Authorization to purchase our shares up to a nominal value of DKK 500,000 (500,000 shares) was given by the shareholders at the annual general meeting in March 2016. As of December 31, 2020, a total of 225,000 shares, with a nominal value of DKK 225,000, had been repurchased under the March 2016 authorization. The March 2016 authorization expired in March 2021. Additionally, in March 2019, Genmab shareholders authorized us to repurchase up to an additional nominal value of DKK 500,000 (500,000 shares). A portion of the shares that may be repurchased under this authorization may be used to cover our obligations in relation to the RSUs.

As announced on February 23, 2021, Genmab initiated a share buy-back program. During the first quarter of 2021, Genmab acquired 100,000 of its own shares, representing approximately 0.2% of share capital. The total amount paid to acquire the shares, including directly attributable costs, was DKK 206 million and has been recognized as a deduction to shareholders’ equity. These shares are classified as treasury shares and are presented within retained earnings on the balance sheet as of March 31, 2021. There were no share repurchases during the first quarter of 2020.

As of March 31, 2021, 202,977 treasury shares were held by Genmab to cover the obligations in relation to the RSU program and to mitigate the dilutive effect of share capital increases resulting from future exercises of warrants.

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Interim Report for the First Quarter of 2021

Note 6 – Related Parties

Genmab’s related parties are the Genmab A/S’ (parent company) subsidiaries, Board of Directors, Executive Management, and close members of the family of these persons.

Transactions with Related Parties

During the first quarter of 2021, there were no material related party transactions.

Genmab has service agreements with, and has made equity compensation grants to, members of Executive Management in the ordinary course of business.

Key Changes to Executive Management and the Board of Directors

As of March 31, 2021, there was one change to the Executive Management team. Effective March 1, 2021, Tahamtan Ahmadi, previously Senior Vice President, Head of Oncology, was appointed Executive Vice President and Chief Medical Officer, Head of Experimental Medicines. He joins the existing Executive Management team of Jan van de Winkel, President and Chief Executive Officer, Judith Klimovsky, Executive Vice President and Chief Development Officer, Anthony Pagano, Executive Vice President and Chief Financial Officer and Anthony Mancini, Executive Vice President and Chief Operating Officer.

There were no changes to the Board of Directors as of March 31, 2021. The Board of Directors is comprised of five independent board members, one non-independent board member, and three employee-elected board members. They are Deirdre P. Connelly (Chair), Pernille Erenbjerg (Deputy Chair), Rolf Hoffmann, Dr. Paolo Paoletti, Jonathan Peacock, Dr. Anders Gersel Pedersen, Peter Storm Kristensen, Dr. Mijke Zachariasse and Rima Bawarshi Nassar, respectively.

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Interim Report for the First Quarter of 2021

Note 7 – Leases

Amounts recognized in the balance sheet

The balance sheet shows the following amounts relating to leases:

	March 31,	December 31,
	2021	2020
(DKK million)
Right-of-use assets
Properties	334	280
Equipment	3	3

Total right-of-use assets	337	283

Lease liabilities
Current	52	42
Non-current	326	277

Total lease liabilities	378	319

During the first quarter of 2021, there were additions to our right-of-use assets and lease liabilities related to the commencement of a lease in Japan with respect to office space. There were no additions to the right-of-use assets and lease liabilities during the first quarter of 2020.

Significant leases not yet commenced

During 2020, Genmab entered into a lease agreement with respect to the new headquarters in Denmark with a commencement date in March 2023 and is non-cancellable until March 2038. The total future minimum payments over the term of the lease are approximately DKK 342 million and estimated capital expenditures to fit out the space are approximately DKK 40 million. Additionally, Genmab amended a lease agreement for additional office and laboratory space in the United States with a commencement date in April 2021, which is non-cancellable until August 2031. The total future minimum payments over the term of the lease are approximately DKK 91 million and estimated capital expenditures to fit out the space are approximately DKK 56 million.

During 2019, Genmab entered into a lease agreement with respect to office and laboratory space in the Netherlands with a commencement date in February 2022 and is non-cancellable until January 2032. The total future minimum payments over the term of the lease are approximately DKK 117 million and estimated capital expenditures to fit out the space are approximately DKK 74 million.

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Amounts recognized in the statement of comprehensive income

The statement of comprehensive income shows the following amounts relating to leases:

	1st Quarter	1st Quarter
	March 31, 2021	March 31, 2020
(DKK million)
Depreciation charge of right-of-use assets
Properties	11	7
Equipment	—	—

Total depreciation charge of right-of-use assets	11	7

Interest expense	2	2
Expense relating to short-term leases	1	1

Interest expense is included in net financial items and expenses relating to short-term leases are included in operating expenses in the statement of comprehensive income.

Note 8 - Subsequent Events to the Balance Sheet Date

No events have occurred subsequent to the balance sheet date that could significantly affect the financial statements as of March 31, 2021.

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ABOUT GENMAB

Genmab is an international biotechnology company with a core purpose to improve the lives of patients with cancer. Founded in 1999, Genmab is the creator of multiple approved antibody therapeutics that are marketed by its partners. The company aims to create, develop and commercialize differentiated therapies by leveraging next-generation antibody technologies, expertise in antibody biology, translational research and data sciences and strategic partnerships. To create novel therapies, Genmab utilizes its next-generation antibody technologies, which are the result of its collaborative company culture and a deep passion for innovation. Genmab’s proprietary pipeline consists of modified antibody candidates, including bispecific T-cell engagers and next-generation immune checkpoint modulators, effector function enhanced antibodies and antibody-drug conjugates. The company is headquartered in Copenhagen, Denmark with locations in Utrecht, the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan. For more information, please visit Genmab.com.

This Interim Report contains forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Interim Report nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®; HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody®; and HexElect®. Kesimpta® and Sensoready® are trademarks of Novartis AG or its affiliates. DARZALEX® and DARZALEX FASPRO® are trademarks of Johnson & Johnson. TEPEZZA® is a trademark of Horizon Therapeutics Ireland DAC.

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Interim Report for the First Quarter of 2021

DIRECTORS’ AND MANAGEMENT’S STATEMENT ON THE INTERIM REPORT

The Board of Directors and the Executive Management have today considered and adopted the unaudited interim report of the Genmab group for the quarter ended March 31, 2021.

The interim report is prepared in accordance with IAS 34, “Interim Financial Reporting,” as issued by the IASB and in accordance with IAS 34 as endorsed by the EU, and additional Danish disclosure requirements for interim reports of listed companies.

We consider the applied accounting policies to be appropriate and, in our opinion, the interim report gives a true and fair view of the assets and liabilities, financial position, results of operation and cash flows of the group.

Furthermore, we consider the Management’s Review to give a true and fair account of the development in the group’s activities and financial affairs, results of operations and the group’s financial position as a whole as well as a description of the significant risks and uncertainties which the group faces, as further described in our 2020 Annual Report and the Form 20-F filed with the U.S. Securities and Exchange Commission in March 2021.

Copenhagen, May 5, 2021

Executive Management

Jan van de Winkel	Anthony Pagano	Judith Klimovsky	Anthony Mancini	Tahamtan Ahmadi
(President & CEO)	(Executive Vice President & CFO)	(Executive Vice President & CDO)	(Executive Vice President & COO)	(Executive Vice President & CMO)

Board of Directors

Deirdre P. Connelly	Pernille Erenbjerg	Anders Gersel Pedersen
(Chair)	(Deputy Chair)

Rolf Hoffmann	Paolo Paoletti	Jonathan Peacock

Mijke Zachariasse	Rima Bawarshi Nassar	Peter Storm Kristensen
(Employee elected)	(Employee elected)	(Employee elected)

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